Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

SECOND QUARTER SALES INCREASE BUT REMAIN CONSTRAINED BY SEMICONDUCTOR SHORTAGES

•	Retail sales in the quarter rose by 12% vs Q1 to reach 88,121 units while wholesales of 75,307 were up 4%
•	Order book remains at record levels reflecting strong customer demand, particularly for New Range Rover, New Range Rover Sport and Defender
•	Sales expected to further improve in the second half of the year

Gaydon, UK, 7 October 2022: Jaguar Land Rover today reported increasing retail and wholesale volumes for the second quarter of FY23 (three-month period to 30 September 2022).

Retail sales for the quarter were 88,121 vehicles, an increase of 9,296 compared with the previous quarter ending 30 June 2022. Compared to the first quarter, retail sales were higher in China (+38%), North America (+27%) and Overseas (+14%) but were lower in UK (-7%) and Europe (-10%).

Wholesale volumes were 75,307 units in the period (excluding our China Joint Venture), up 4% compared to the previous quarter ending 30 June 2022. This improvement was lower than planned, primarily due to a lower than expected supply of specialised chips from one supplier which could not be readily re-sourced in the quarter. This was mitigated partially by further prioritisation of production to the highest margin products, while new agreements with semiconductor suppliers are expected to enable sales improvements in the second half of the fiscal year.

The production ramp up of New Range Rover and New Range Rover Sport improved with 13,537 units wholesaled in the quarter, up from 5,790 in Q1. This is expected to continue improve in the Second Half.

The Company continues to see strong demand for its products, with global retail orders again setting new records in the quarter. As at 30 September 2022, the total order book has grown to 205,000 units, up around 5,000 orders from 30 June 2022. Demand for the New Range Rover, New Range Rover Sport and Defender remain strong, accounting for over 145,000 of the 205,000 orders.

Jaguar Land Rover expects to report unaudited results for the three months ending 30 September 2022 in the first half of November. The Company expects free cashflow to be near break-even despite the lower than expected wholesale volumes, based on preliminary cash balances of £3.7 billion. Free cashflow in the second half of the fiscal year is expected to be positive driven by sequential improvement in wholesale volumes.

Q2 retail sales summary:

	Q2 July - Sept 2022			Fiscal 2022/23 April 2022 – Sept 2023
	Units	QoQ % change	YoY % change	Units	YoY % change
Jaguar Land Rover	88,121	11.8%	(4.9)%	166,946	(23.2)%
Jaguar	17,340	14.0%	(9.9)%	32,547	(32.8)%
Land Rover	70,781	11.3%	(3.6)%	134,399	(20.4)%

ENDS

Notes to Editors

For more information about Jaguar Land Rover’s Reimagine strategy please visit:

https://www.jaguarlandrover.com/reimagine

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

Our class-leading, modern luxury Range Rover, Discovery, Defender and Jaguar vehicles are in demand around the world, with over 370,000 sold in 123 countries during fiscal year 2021/22. Electrified models accounted for around two thirds of units sold, thanks to a model range that embraces fully electric and hybrid electric technologies, as well as the latest petrol and diesel engines.

We are transforming our business to become carbon net zero across our supply chain, products and operations by 2039 and have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy, and all Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia, as well as seven technology hubs across the globe.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

Twitter: @jaguarlandrover

LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

David Wrottesley

Global External Corporate Communications Manager

T: +44 (0)7846091167

E: dwrottes@jaguarlandrover.com

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 37 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries. As of March 31, 2022, Tata Motors’ operations include 86 consolidated subsidiaries, two joint operations, four joint ventures and 10 equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.